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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __4/1/2019__ AND ENDING __3/31/2020__

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPOUTING ROCK CAPITAL ADVISORS LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

925 W. LANCASTER AVENUE, SUITE 250

(No. and Street)

BRYN MAWR	PA	19010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BLAKELY PAGE 610-788-2128

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP

(Name -- if individual, state last, first, middle name)

9645 W Lincolnway Lane Suite 214A Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___BLAKELY PAGE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SPOUTING ROCK CAPITAL ADVISORS LLC_____ , as of ___MARCH 31_____, 20_20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Commonwealth of Pennsylvania - Notary Seal
MARY JANE WETZEL - Notary Public
Montgomery County
My Commission Expires Apr 2, 2022
Commission Number 1328644

_____
Notary Public

_____
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPOUTING ROCK CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5

MARCH 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Spouting Rock Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spouting Rock Capital Advisors, LLC (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Spouting Rock Capital Advisors, LLC as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Spouting Rock Capital Advisors, LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 27, 2020

SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash	$	24,521
Securities owned, at fair value		436
Member and employee advances		54,125
Operating lease - right of use		264,195
Property and equipment, net of accumulated depreciation and amortization		653
Prepaid expenses		7,224
TOTAL ASSETS	$	351,154

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable		1,404
Operating lease		266,119
Total liabilities		267,523
Members' equity		83,631
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	351,154

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

Spouting Rock Capital Advisors, LLC (the "LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is engaged in a single line of business as a broker-dealer, which comprises several classes of services, including advisory services, private placement services, and retainer fees. The LLC is located in Pennsylvania and was organized on October 17, 2006 as a Delaware Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses. The LLC is owned 40% by Spouting Rock Financial Partners, LLC ("SRFP") and 60% by an individual managing member.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable is carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. There was no accounts receivable as of March 31, 2020.

The LLC uses the specific write-off method to provide for doubtful accounts. There was no bad debt expense for the year ended March 31, 2020.

Concentrations of Credit Risk - The LLC maintains cash balances at a financial institution and the balances may exceed the federally insured limits. The LLC believes it is not exposed to any significant credit risk to cash.

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the LLC are recorded on a trade date basis.

Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ('FASB ASC 820").

As required by the *Financial Services - Broker and Dealer* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit and loss on the statement of income.

Property and Equipment- Property and equipment are recorded at cost. Depreciation and amortization is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation and amortization are:

Computers	5 Years
Software	3 Years
Furniture and Fixtures	5 Years

The following is a summary of property and equipment, at cost less accumulated depreciation and amortization, at March 31, 2020:

Computers	$ 12,322
Software	16,582
Furniture and Fixtures	1,520
Total property and equipment	30,424
Less: accumulated depreciation and amortization	(29,771)
Property and equipment, net	$ 653

Long-Lived Assets- As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less than cost to sell. There was no impairment loss noted as of March 31, 2020.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments- As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, accounts receivable, advances, other assets, and accounts payable approximate their fair value because of their short-term maturity.

Revenue from Contracts with Customers – The LLC recognizes revenue from contracts with customers pursuant to ASU 2014-09 *Revenue from Contracts with Customers.* Revenue from contracts with customers that fall within the scope of ASU 2014-09 is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The LLC provides advisory services on mergers and acquisitions (M&A) and corporate finance activity. Contracts may contain nonrefundable retainer fees which are typically fixed and/or success fees which may be fixed or represent a percentage of value that the customer receives if and when the related corporate finance activity is completed. In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The LLC has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the LLC combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes - The LLC does not pay corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

The LLC has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no

NOTE 2 – Summary of Significant Accounting Policies (continued)

audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for years prior to 2017.

Recently Adopted Accounting Pronouncements - In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. Pursuant to the pronouncement, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of any lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with our short-term leases is recognized on a straight-line basis over the lease term.

The Company adopted the standard effective April 1, 2019 under the modified retrospective approach. Other than the addition of the operating lease right of use asset and liability on the statement of financial condition and the related disclosures (Note 5), the adoption of the standard had no material impact on the financial statements and related disclosures.

NOTE 3 – Member Advance

The LLC advanced a member funds. At March 31, 2020, the member advance was $54,125 and is included in member and employee advances in the statement of financial condition.

NOTE 4 – Fair Value of Financial Instruments

The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer tbe liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LLC has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of March 31, 2020.

U.S. Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the LLC.

NOTE 5 — Lease Commitments

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this leases as an operating lease. These lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended March 31, 2020 are as follows:

Operating lease costs	$ 100,905
Variable lease costs	4,108
Total lease costs	$ 105,013

Other information related to leases at March 31, 2020:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating lease:	$ 83,294

ROU asset obtained in exchange for lease obligation:

Operating lease	$ 325,508

Reductions to ROU assets resulting from reductions to lease obligations:

Operating lease	$ (61,313)
Weighted average remaining lease term, operating lease:	3.6 years
Weighted average discount rate, operating lease:	8 %

Maturities of lease liabilities under the noncancelable operating lease as of March 31, 2020 are as follows:

For the year ended March, 31:	
2021	$ 84,384
2022	85,474
2023	86,564
2024	50,867
Total undiscounted payments	$ 307,289
Less: Imputed interest	(41,170)
Total Lease Liability	$266,119

NOTE 6 - Major Customers

During the year ended March 31, 2020, 100% of Success fees revenue was derived from one customer.

NOTE 7 – Exempt Provisions of Rule 15c3-3

The LLC operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at March 31, 2020.

NOTE 8 - Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2020, the LLC had net capital of $21,564, which was $16,564 in excess of its required net capital of $5,000. The LLC's aggregate indebtedness to net capital ratio was .15 to 1.

NOTE 9 – Related Party

The LLC shares office space with SRFP for which SRFP reimburses the LLC 50% of rental costs. Reimbursement for rent received from SRFP was $41,647 for the year ended March 31, 2020 and is included in other revenue on the statement of operations. There was no amount due from SRFP under this arrangement as of March 31, 2020. SRFP also reimbursed the LLC for $665 of legal expense that was paid by the LLC on behalf of SRFP.

The LLC pays a portion of certain expenses to SRFP as enumerated in the June 1, 2017 Expense Sharing Agreement. Total expenses for the year ended March 31, 2020 under this agreement was $57,440 and there was no amount payable to SRFP as of March 31, 2020 under this agreement.

NOTE 10 - Contingency

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, customer payments, and the industry in general, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.